Exhibit 99.1

Chindata Group Holdings Limited

(“Chindata Group”)

PRICING OF SENIOR NOTES OFFERING

February 15, 2023, Chindata Group Holdings Limited (“Chindata Group”) (NASDAQ: CD) announced that it has priced U.S.$300,000,000 in aggregate principal amount of senior notes due 2026 (the “Notes”). The Notes will bear interest at a rate of 10.500% per annum and will be issued at a price of 99.061% of the aggregate principal amount.

Chindata Group intends to use the net proceeds from the sale of the Notes for investment in data centers in the PRC and overseas, supplementing working capital and investment in research and development.

The issuance of the Notes is subject to customary closing conditions.

The Notes were offered outside the United States in offshore transactions in accordance with Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and have not been, and will not be, registered under the Securities Act. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Safe Harbor for Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

dongning.wang@chindatagroup.com